FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

11 March 2020

HSBC Holdings plc
Notice of Annual General Meeting and Circular to Shareholders

Copies of the following documents have been submitted for inspection via the National Storage Mechanism which is located at http://www.morningstar.co.uk/uk/NSM

●  Notice of Annual General Meeting for 2020;

●  Circular to Shareholders dated 11 March 2020 relating to the Scrip Dividend Scheme and payment of dividends in sterling, United States dollars and Hong Kong dollars; and

●  Form of Election in respect of the fourth interim dividend for 2019 which includes the Form of Proxy for the 2020 Annual General Meeting.

The Notice of Annual General Meeting and Circular to Shareholders are also available on the Company's website: www.hsbc.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 11 March 2020